Exhibit 99.1

News

Merisel, Inc. Announces Second Quarter 2010 Results
Net sales rise 35% versus same period year ago.
Net Income of $394,000 before preferred stock dividends;

(In thousands except for per share amounts)

New York, New York – August 16, 2010 – Merisel, Inc. (OTC: MSEL.pk), a leading provider of visual communications and brand imaging solutions to the consumer products, retail, advertising and entertainment industries, today reported financial results for the three and six month periods ended June 30, 2010.

Net sales increased 35.3% and 7.7% for the three and six month periods ended June 30, 2010, to $16,749 and $31,757, respectively, compared to $12,377 and $29,479 for the three and six month periods ended June 30, 2009, respectively.  The Company reported a net loss available to common stockholders of ($258) or ($0.04) per share and ($2,019) or ($0.28) per share for the three and six months ended June 30, 2010 compared to ($3,346) or ($0.46) per share and ($3,838) or ($0.53) per share for the three and six months ended June 30, 2009.  The 2009 three and six month periods included expenses of $4 and a $1,923 gain, respectively, related to the settlement of litigation with American Capital Strategies, Ltd.

Highlights for the period included:

•
Net income before preferred stock dividends (“net income”) of $394 for the three month period ended June 30, 2010.  Excluding the settlement gain recorded during the quarter ended March 31, 2009, this was the first quarterly net income reported since the period ended September 30, 2008;

•	Gross Margin improved to 42% and 40% for the three and six month periods ended June 30, 2010, compared to 26% and 33% for the respective 2009 periods;
•
Excluding the 2009 net settlement gain, the pre-tax loss available to common stockholders was reduced by $4,880 and $5,463 in the three and six month periods ended June 30, 2010, compared to the same periods in 2009 – an improvement of 90% and 71%, respectively; and

•
Excluding the 2009 net settlement gain, selling, general and administrative expenses were reduced by $1,181 and $2,573 or 15% and 16%, respectively, during the three and six month periods ended June 30, 2010, compared to the 2009 periods.

See unaudited supplemental data section below

As Importantly:

•
Merisel is pleased to announce the signing of a new three year $14 million Revolving Credit Agreement with PNC Bank.  Donald R. Uzzi, Chairman and CEO stated: “We are proud to announce the new relationship with PNC.  As we strategically position ourselves to meet the needs of our business into the future, our partnership with PNC Bank will position us favorably for long term success.”

Mr. Uzzi noted that Merisel’s second quarter results reflect a significant improvement in revenues, operating efficiencies and results. “This quarter marks a critical milestone for our company.  Previously I noted our consistent focus on costs and improved processes as we restructured operations in recognition of difficult economic times…we are now seeing the results of these efforts.

“During this quarter we achieved significant revenue growth compared to the prior year, and this, coupled with our lower operating costs, has enabled Merisel to report operating profits in the current period.  Merisel’s financial strength and willingness to invest in technology and state of the art production equipment has had a positive effect for the Company as we separate ourselves from the competition by better serving clients.”  Mr. Uzzi noted that this is the third consecutive quarter showing improved income results compared to the prior year and that the revenue required for the Company to achieve profitability is lower than historical periods.

Mr. Uzzi further noted that while revenues grew 35% and profits improved during the current period, the industry continues to have challenges.  “As noted last quarter, we continue to see increased spending from a variety of clients, but remain cautious as we look ahead.  Importantly for us, Merisel’s new client base continues to expand while simultaneously we are increasing our share of business with existing clients. As a result, Merisel continues to increase its market share on all fronts.  We remain a critical component of our clients marketing strategies.

“Lastly, we will continue to focus on the importance of maintaining a strong balance sheet and sufficient liquidity not only in difficult times but in good as well.  Our access to capital and ability to invest in our Company has positioned Merisel above most in our industry, many of whom are unable to do so.  Managing our business in today’s continued uncertain economic environment will remain a challenge; however we remain focused on the long term benefit to our stockholders and clients.”

About Merisel
Merisel, headquartered in New York, N.Y., is a leading visual communications and brand imaging solutions provider to its clients. Merisel provides a broad portfolio of digital and graphic services to clients in the retail, manufacturing, beverage, cosmetic, advertising, entertainment and consumer packaged goods industries. These solutions are delivered to clients through its portfolio companies: ColorEdge, Crush Creative, Comp 24, and Fuel Digital. In March 2010, Crush Creative and Fuel Digital were consolidated under the ColorEdge brand. Merisel has sales offices in New York City, Atlanta, Los Angeles, Chicago and Portland, Oregon, and production facilities in New York, New Jersey, Atlanta and Los Angeles to ensure the highest quality solutions and services to its clients. Learn more at www.merisel.com.

Contact:
Victor Cisario
(212) 502-6545
victor.cisario@merisel.com

Cautionary Statement
This press release contains forward-looking statements that involve risks and uncertainties concerning Merisel's expectations for future performance (including without limitation the quotations from management in this press release). In this context, forward-looking statements often address Merisel’s expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," or "will." Any such forward-looking statements are inherently speculative and are based on currently available information, operating plans and projections about future events and trends. As such, these statements are subject to numerous risks and uncertainties that include, among others, the impact of management and organizational changes, the implementation of ongoing strategic and cost initiatives, changes in and a dependence on key personnel, the outcome of pending legal proceedings, the severity and duration of the current economic conditions and changes in economic conditions. These uncertainties may cause Merisel’s actual future results to be materially different than those expressed in such forward-looking statements. All information set forth in this press release is as of August 16, 2010. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of the press release. The Company undertakes no obligation to update any such forward-looking statements. More information about the potential factors that could affect Merisel’s business and financial results is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, which is on file with the SEC and available on the SEC’s website at www.sec.gov.

MERISEL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Net sales	$16,749	$12,377	$31,755	$29,479

Cost of sales	9,675	9,102	18,986	19,838

Gross profit	7,074	3,275	12,769	9,641

Selling, general & administrative expenses	6,839	8,024	13,524	14,174

Operating income (loss)	235	(4,749)	(755)	(4,533)

Interest expense, net	98	48	229	89

Income (loss) before benefit for income tax	137	(4,797)	(984)	(4,622)

Income tax benefit	(257)	(2,053)	(257)	(1,978)

Net income (loss)	394	(2,744)	(727)	(2,644)
Preferred stock dividends	652	602	1,292	1,194
Loss available to common stockholders	$(258)	$(3,346)	$(2,019)	$(3,838)

Loss per share (basic and diluted):

Net loss available to common stockholders	$(0.04)	$(0.46)	$(0.28)	$(0.53)
Weighted average number of shares
Basic	7,213	7,187	7,213	7,214
Diluted	7,213	7,187	7,213	7,214

MERISEL, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Information to GAAP
(In Thousands)

Unaudited Supplemental Data:

The following information is not a financial measure under generally accepted accounting principles (GAAP). In addition, it should not be construed as an alternative to any other measures of performance determined in accordance with GAAP, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing and financing activities as there may be significant factors or trends that it fails to address. We present this financial information because we believe that it is helpful to some investors as one measure of our operations. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions; accordingly, its use can make it difficult to compare our results with our results from other reporting periods and with the results of other companies.

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Net loss available to common stockholders	$(258)	$(3,346)	$(2,019)	$(3,838)

Add (subtract):

Net settlement expense (gain)	-	4	-	(1,923)
Taxes	(257)	(2,053)	(257)	(1,978)

Pre-Tax loss available to common stockholders (non-GAAP)	$(515)	$(5,395)	$(2,276)	$(7,739)

Selling, general & administrative expenses	$6,839	$8,024	$13,524	$14,174
Add (subtract):
Net settlement (expense) gain	-	(4)	-	1,923

Adjusted selling, general & administrative expenses (non-GAAP)	$6,839	$8,020	$13,524	$16,097